Exhibit 99.10

Calcasieu Parish District Attorney’s Office Selects NICE Justice to Safeguard
and Streamline Digital Evidence Management

Trailblazing DA’s Office is first in Louisiana to digitally transform evidence management with
AI-powered NICE Justice solution

Hoboken, N.J., December 12, 2024 – NICE (Nasdaq: NICE) today announced that the Calcasieu Parish District Attorney's Office will be deploying NICE Justice, one of the AI-powered solutions in NICE’s Evidencentral platform, to safeguard and streamline digital evidence management. The Calcasieu Parish District Attorney's Office is the first DA’s office in the state of Louisiana to digitally transform evidence management with NICE Justice.

The cloud-based NICE Justice solution digitally transforms how district attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in AI and automation capabilities for object detection, automated case building, video and audio transcription and translation, optical character recognition (OCR), analytics and finding evidence connections.

Calcasieu Parish District Attorney Stephen C. Dwight said, “This is a huge step forward for our office in terms of modernizing how we manage digital evidence. By investing in NICE Justice, we will be at the forefront of efficient prosecution in the state. Not only will NICE Justice improve efficiency and reduce costs, but it will also boost staff morale. Our attorneys and legal staff will have more time to focus on the rewarding work of achieving justice, rather than spending time on the manual tasks of managing digital evidence. We hope that other district attorney's offices in Louisiana will follow suit."

Chris Wooten, Executive Vice President, NICE, said, “NICE Justice helps all types of criminal justice agencies, from DAs and public defenders to police departments and correctional institutions, achieve cost savings and timelier justice through digital transformation. As the first District Attorney’s office in Louisiana to deploy NICE Justice for digital transformation, the Calcasieu Parish District Attorney's Office is a true trailblazer.”

Serving an estimated 200,000 Parish residents, the 130 staff members of the Calcasieu Parish District Attorney's Office handle approximately 15,000 cases annually. Similar to other prosecuting agencies, the Office is being inundated with digital evidence. The bulk of new digital evidence comes from body-worn cameras, cell phones, CCTV surveillance video, and car-mounted police dashcams.

Located in Lake Charles, Louisiana, the Calcasieu Parish District Attorney's Office is vulnerable to tropical weather and flooding events. Storing digital evidence on on-premise servers poses a risk. NICE Justice offers a secure cloud storage solution for digital evidence, which is also scalable to accommodate increasing volumes of data.

The Calcasieu Parish District Attorney's Office intakes digital evidence from a dozen different police, sheriff and other departments, and funds the cost of providing hard drives, thumb drives, and other media to these agencies for evidence sharing. When evidence arrives it must be manually downloaded and uploaded into other systems. NICE Justice eliminates these costs and inefficiencies by providing one, unified portal through which law enforcement agencies can securely upload digital evidence. Discovery can be shared with defense through a seamless, trackable, digital process as well.

“In addition to safeguarding our data, NICE Justice leverages AI and automation to offload much of the legwork, costs and complexities of managing digital evidence. This will allow our staff to get back to the work of pursuing justice and prosecuting cases,” said Scott Hunsaker, Director of IT for the Calcasieu Parish District Attorney’s Office.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Calcasieu Parish District Attorney's Office
Led by District Attorney Stephen C. Dwight, the Calcasieu Parish District Attorney’s Office is the primary prosecuting attorney’s office for Calcasieu Parish, a 1,094-square-mile parish located on the southwestern border of Louisiana. The Office’s 130-person staff handles 15,000 cases annually for the Parish’s 216,000 residents. The Office’s divisions are centered on appellate, bond forfeiture and civil matters, as well as felony, juvenile and misdemeanor crimes. The Office also features a special victims unit, and specialty courts, which are a joint endeavor of the judges of the 14th Judicial District and Calcasieu Parish District Attorney Stephen C. Dwight. Calcasieu Parish is part of the Lake Charles metropolitan statistical area. More info at https://www.calcasieuda.com/

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.